

November 28, 2011

Via e-mail
Mr. Scott Cooley
Chief Financial Officer
Morningstar, Inc.
22 West Washington Street
Chicago, IL 60602

>   **Re: Morningstar, Inc.**
>   **Form 10-K for the year ended December 31, 2010**
>   **Filed February 28, 2011**
>   **Definitive Proxy Statement on Schedule 14A**
>   **Filed April 7, 2011**
>   **File No. 0-51280**

Dear Mr. Cooley:

We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Form 10-K for the year ended December 31, 2010

Notes to the Consolidated Financial Statements

2. Restatement, page 93

1.   Your disclosure indicates that you have restated the 2009 and 2008 financial information for the cumulative effect of adjustments related to prior periods. Please address the following related to your restatement:
   - Explain what consideration you gave to amending your previously filed financial statements and also filing an Item 4.02 Form 8-K;
   - Please provide a more comprehensive explanation regarding the reason for the adjustments and update future periodic filings to provide this enhanced disclosure;

- Revise the face of financial statements in future filings to clearly indicate which columns include restated information;
- Please tell us whether the restatement impacted management's original conclusion regarding the effectiveness of disclosure controls and procedures and internal control over financial reporting and whether there have been any changes to DCP or ICFR in light of the restatement, and;
- Explain to us whether there are any anticipated changes to DCP and/or ICFR to prevent this type of restatement in the future.

5. Segment and Geographical Area Information, 102

2.   Please confirm, if true, that no individual non-USA country contributed material revenues as required by ASC 280-10-50-41 for the years presented. Please also disclose this fact in future filings, if appropriate.

16. Contingencies, page 130

Business Logic Holding Corporation, page 130

Morningstar Associates, LLC Subpoena from the New York Attorney General's Office, page 130

3.   We note your disclosure that you cannot predict the outcome of the Business Logic Holding proceeding and you cannot predict the scope, timing or outcome of the proposed litigation from the New York Attorney General's office. Please revise future disclosures to indicate whether you have accrued any amount in relation to these matters. If there is at least a reasonable possibility that a loss exceeding amounts already recognized may have been incurred, in your next periodic filing, please either disclose an estimate (or, if true, state that the estimate is immaterial in lieu of providing quantified amounts) of the additional loss or range of loss, or state that such an estimate cannot be made. Please refer to ASC 450-20-50.

If you conclude that you cannot estimate the reasonably possible additional loss or range of loss, please supplementally: (1) explain to us the procedures you undertake on a quarterly basis to attempt to develop a range of reasonably possible loss for disclosure and (2) for each material matter, what specific factors are causing the inability to estimate and when you expect those factors to be alleviated. We recognize that there are a number of uncertainties and potential outcomes associated with loss contingencies. Nonetheless, an effort should be made to develop estimates for purposes of disclosure, including determining which of the potential outcomes are reasonably possible and what the reasonably possible range of losses would be for those reasonably possible outcomes.

You may provide your disclosures on an aggregated basis. Please include your proposed disclosures in your response.

Definitive Proxy Statement on Schedule 14A filed on April 7, 2011

Compensation Discussion and Analysis, page 15

Goals of Our Compensation Program, page 15

4.   We note your disclosure related to the independent compensation consultant. Please tell us whether the valuation services performed by the consultant were approved by the compensation committee or the board of directors. Refer to Item 407(e)(3)(iii)(A) of Regulation S-K.

5.   The process described in the first paragraph of your disclosure on page 16 appears to constitute benchmarking for purposes of Item 402(b)(2)(xiv) of Regulation S-K. As such, please discuss how the compensation committee's assessment of comparative data influenced actual compensation decisions in 2010. In addition, to the extent that any specific elements of compensation are tied to a benchmark, please identify the benchmark and discuss where your actual payments and awards fell with respect to the benchmark. For example, we note that in your "Base Salary" discussion on page 16 you state that the salary increases for some of the named executive officers were intended to bring the salary "in line with market data."

Bonus Plan, page 16

6.   Please refer to comment one in our letter dated July 30, 2009. Supplementally please tell us what the growth in Bonus EBIT target was for each named executive officer, or alternatively, please provide us with the competitive harm analysis set forth in Instruction 4 to Item 402 of Regulation S-K. With respect to the operational performance and improving the work environment targets, please tell us whether the compensation committee established quantifiable metrics for each such targets, and how the compensation committee determined the level of target achievement (we note the tabular disclosure on page 17). Refer to Items 402(b)(1)(v) and 402(b)(2)(v) of Regulation S-K.

7.   Starting at the end of page 16 you disclose that the compensation committee exercised its negative discretion to reduce the bonus amounts for each named executive officer. Please explain how the compensation committee exercised its negative discretion in light of your disclosure that the named executive officers received bonus amounts based on the actual level of target achievement.

Equity Based Compensation, page 18

8.   Please provide appropriate analysis addressing the compensation committee awarding of restricted stock units to the named executive officers, with particular emphasis on Mr. Chen's special restricted stock unit grant in November 12, 2010.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Mindy Hooker at (202) 551-3732 if you have questions regarding comments on the financial statements and related matters. Please contact Era Anagnosti at (202) 551-3369, Jay Ingram at (202) 551-3397 or me at (202) 551-3768 with any other questions.

Sincerely,

/s/ John Cash

John Cash
Branch Chief